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  As filed with the Securities and Exchange Commission on August 8,
                                2000
                                       Registration No. 333-42612

                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D. C.  20549
                            _____________
                  POST-EFFECTIVE AMENDMENT NO. 1 TO
                              FORM S-8

                       REGISTRATION STATEMENT
                                Under
                     the Securities Act of 1933
                           _______________
                   ARCHER-DANIELS-MIDLAND COMPANY
       (Exact name of Registrant as specified in its charter)

       Delaware                                 41-0129150
   (State or other                           (I.R.S. Employer
   jurisdiction of                          Identification No.)
   incorporation or
    organization)

 4666 Faries Parkway                               62526
  Decatur, Illinois                             (Zip Code)
(Address of principal
  executive offices)

                 401(k) PLAN FOR SALARIED EMPLOYEES

                  401(k) PLAN FOR HOURLY EMPLOYEES
                      (Full title of the plans)

                        David J. Smith
                Vice President, Secretary and
                       General Counsel
                Archer-Daniels-Midland Company
                     4666 Faries Parkway
                   Decatur, Illinois 62526
                (Name and address of agent for
                           service)
 Telephone number, including area code, of agent for service:  (217)
                              424-5200
                       ______________________

Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.
  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
  If this form is a post-effective amendment filed pursuant to Rule 462 (c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
  If this form is a post-effective amendment filed pursuant to Rule 462 (d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ X] 333-42612
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

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                 ARCHER-DANIELS-MIDLAND COMPANY

                        EXPLANATORY NOTE

      This Post-Effective Amendment No. 1 to the Form S-8 Registration Statement is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, for the sole purpose of filing Exhibit Numbers 4.3 and 4.4, which were listed but unintentionally omitted from the initial filing of the Registration Statement. The contents of the Registration Statement on Form S-8 (Commission File No. 333-42612) filed by Archer-Daniels-Midland Company (the "Company") on July 31, 2000, including the exhibits thereto, which was effective immediately upon such filing, is incorporated by reference in this Registration Statement.

                             PART II

       INFORMATION REQUIRED IN THE REGISTRATION STATEMENT


Item 3.   Incorporation of Documents by Reference.

           The following documents, previously filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are, as of their respective dates, incorporated by reference and made a part hereof:

                (1)   The  Annual Report on Form 10-K of  Archer-
          Daniels-Midland Company (the "Company") for the fiscal year ended June 30, 1999 (which incorporates by reference certain portions of the Company's 1999 Annual Report to Shareholders, including financial statements and notes thereto, and certain portions of the Company's Definitive Notice and Proxy Statement for the Company's Annual Meeting of Shareholders held on October 21, 1999) (File No. 001-00044).

                (2)   All other reports filed pursuant to Section
          13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Annual Report referred to in
          (1) above (File No. 001-00044).

               (3)  The description of the Company's Common Stock
          which  is  included  in  registration  statements   and
          reports filed under the Exchange Act from time to time.

           All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Registration Statement and prior to the filing of a post-effective amendment which indicate that all of the shares of Common Stock offered have been sold or which deregister all shares of the Common Stock then remaining unsold shall be deemed to be incorporated by reference in and to be a part of this Registration Statement from the date of filing of such documents.

           Any statement contained in a document incorporated, or deemed to be incorporated, by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or incorporated herein by reference or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4.   Description of Securities.

          Not Applicable.
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Item 5.   Interests of Named Experts and Counsel.

          Not Applicable.

Item 6.   Indemnification of Directors and Officers.

           Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action (other than an action by or in the right of the corporation) by reason of his service as a director, officer, employee or agent of the corporation, or his service, at the corporation's request, as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees) that are actually and reasonably incurred by him ("Expenses"), and judgments, fines and amounts paid in settlement of the action, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. Although Delaware law permits a corporation to indemnify any person referred to above against Expenses in connection with the defense or settlement of an action by or in the right of the corporation, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, if the person has been judged liable to the corporation, indemnification is only permitted to the extent that the Court of Chancery (or the court in which the action was brought) determines that, despite the adjudication of liability, the person is entitled to indemnity for such Expenses as the court deems proper. Delaware law also provides for mandatory indemnification of any director or officer against Expenses to the extent such person has been successful in any proceeding covered by the statute. In addition, Delaware law permits (i) corporations to include a provision in their certificates of incorporation limiting or eliminating the personal liability of a director to a corporation or its stockholders, under certain circumstances, for monetary damages or breach of fiduciary duty as a director and (ii) the general authorization of advancement of a director's or officer's litigation expenses, including by means of a mandatory charter or bylaw provision to that effect, in lieu of requiring the authorization of such advancement by the board of directors in specific cases. In addition, Delaware law provides that indemnification and advancement of expenses provided by the statute shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement or otherwise.

           Article Fourteenth of the Registrant's Certificate of Incorporation and Article X of its Bylaws provide for the broad indemnification of the Registrant's officers and directors and limit the personal monetary liability of the Registrant's directors to the fullest extent permitted by Delaware law. The Registrant has also entered into indemnification contracts with certain of its directors and officers and maintains insurance coverage relating to certain liabilities of its directors and officers.

Item 7.   Exemption from Registration Claimed.

          Not Applicable.

Item 8.   Exhibits.

     Exhibit                            Description

     4.1                 Composite Certificate of Incorporation,
                         as amended.

     4.2                 Bylaws, as amended and restated.

    *4.3                401(k) Plan for Salaried Employees

    *4.4                401(k) Plan for Hourly Employees
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     5.1                 Opinion of David J. Smith.

     5.2 The Registrant undertakes to submit the Plans, as amended, to the Internal
                         Revenue  Service  ("IRS")  in  a  timely
                         manner for a determination letter as  to
                         the  Plans'  qualified status,  and  the
                         Registrant   will   make   all   changes
                         required by the IRS in order to qualify the Plans.

     23.1                Consent of David J. Smith.

     23.2                Consent of Ernst & Young LLP.

     24                  Powers of Attorney.
__________________
     * Filed with this amendment. All other listed exhibits were filed with or incorporated by reference in Registration
Statement on Form S-8 (333-42612) filed with the Commission on July 31, 2000.

Item 9.   Undertakings.

     A.   The Company hereby undertakes:

           (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

                     (i)   To include any prospectus required  by
          Section 10(a)(3) of the Securities Act of 1933;

                     (ii)  To reflect in the prospectus any facts
          or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a twenty percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

                    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (A)(1)(i) and (A)(1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (3)   To  remove  from  registration  by  means  of  a
     post-effective   amendment  any  of  the  securities   being
     registered  which  remain unsold at the termination  of  the offering.
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      B.    The  Company hereby undertakes that, for purposes  of
determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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                           SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Post-Effective Amendment No. 1 to Registration Statement (333-42612) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Decatur, State of Illinois, on August 8, 2000.

                              ARCHER-DANIELS-MIDLAND COMPANY


                              By   /s/ David J. Smith
                                   David J. Smith
                                    Vice President, Secretary and
General Counsel

      Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities indicated on August 8, 2000.

Signature                          Title


/s/  G.  Allen  Andreas,  Jr.                Chairman  and  Chief
Executive Officer
G. Allen Andreas, Jr.              (Principal Executive Officer)

/s/  Douglas  J.  Schmalz             Vice  President  and  Chief
Financial Officer
Douglas J. Schmalz            (Principal Financial Officer)

/s/ Steven R. Mills           Controller
Steven R. Mills                    (Principal Accounting Officer)

Dwayne O. Andreas*  Chairman Emeritus of the Board of Directors
G. Allen Andreas, Jr.*   Director
John R. Block*      Director
Richard R. Burt*         Director
Mollie Hale Carter* Director
Gaylord O. Coan*    Director
F.  Ross  Johnson*    Director       A majority of the  Board  of
Directors
David J. Mimran*    Director
M. Brian Mulroney*  Director
Robert S. Strauss*  Director
J.K. Vanier*        Director
O.G. Webb*          Director
Andrew Young*       Director

* David J. Smith, by signing his name hereto, does hereby sign this document on behalf of each of the above named officer and/or directors of the Registrant pursuant to powers of attorney duly executed by each person.


                              By   /s/ David J. Smith
                                    David  J. Smith, Attorney-in-
Fact



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                        INDEX TO EXHIBITS


                                                        Method
Exhib                  Description                    Of Filing
 it

4.1    Composite Certificate of Incorporation, as    Incorporate
       amended                                       d by
                                                     Reference

4.2    Bylaws, as amended and restated               Incorporate
                                                     d by
                                                     Reference

4.3    401(k) Plan for Salaried Employees            Filed
                                                     Electronica
                                                     lly

4.4    401(k) Plan for Hourly Employees              Filed
                                                     Electronica
                                                     lly

5.1    Opinion of David J. Smith                     Previously
                                                     Filed

5.2    The  Registrant  undertakes  to  submit  the
       Plans,  as amended, to the Internal  Revenue
       Service  ("IRS") in a timely  manner  for  a
       determination  letter  as  to   the   Plans'
       qualified status, and the Registrant will make all changes required by the IRS in order to qualify the Plans.

23.1   Consent of David J. Smith
       (contained  in Exhibit 5 to the Registration
       Statement)

23.2   Consent of Ernst & Young LLP                  Previously
                                                     Filed
24     Powers of Attorney                            Previously
                                                     Filed









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